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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             SPS TECHNOLOGIES, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



             Pennsylvania                                         23-1116110
---------------------------------------                      -------------------
(State of Incorporation or Organization)                        (IRS Employer
                                                             Identification No.)


  101 Greenwood Avenue, Jenkintown, PA                               19046
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(Address of principal executive offices)                           (Zip Code)


        Securities to be registered pursuant to Section 12(b) of the Act:


                                                        Name of each exchange
Title of each class                                     on which each class is
to be so registered                                     to be registered
-------------------                                     ----------------

Series A Junior Participating
Preferred Share Purchase Rights                         New York Stock Exchange


          If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

          If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)


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Item 1. Description of Securities To Be Registered.

            On October 27, 1998, the Board of Directors of SPS Technologies, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $.50 par value (each, a "Common Share") of the Company to shareholders of record at the close of business on November 21, 1998. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Shares, par value $1.00 per share, of the Company (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a Purchase Price of $250.00 per Unit, subject to adjustment. The Purchase Price may be paid in cash or, if the Company permits, by delivery of Common Shares having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

            Initially, ownership of the Rights will be evidenced by the Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be fixed by the Board of Directors), following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. The definition of "Acquiring Person" excludes the group consisting of GAMCO Investors/Gabelli Funds, Inc. and their Affiliates and Associates unless and until such group becomes the beneficial owner of 30% or more of the outstanding Common Shares, and the group of Tinicum Enterprises/Tinicum Investors and their Affiliates and Associates unless and until such group becomes the owner of 20% or more of the outstanding Common Shares.

            Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after November 21, 1998 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 21, 2008, unless such date is extended or the Rights are earlier exchanged or redeemed by the Company as described below.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.




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            Except in the circumstances described below, after the Distribution
Date each Right will be exercisable for one one-hundredth of a Preferred Share (a "Preferred Share Fraction"). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Share. The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Shares of the Company. In lieu of issuing certificates for Preferred Share Fractions which are less than an integral multiple of one Preferred Share Fraction, the Company may pay cash at the current market value of the Preferred Share Fractions.

            In the event that at any time following the Rights Dividend Declaration Date a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following such event, the Company may permit the holders simply to surrender the Rights, in which event they will be entitled to receive Common Shares (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event described in the first sentence of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to such event will be null and void. After the occurrence of the event described in the first sentence of this paragraph, the Board of Directors may, at its option, with the concurrence of a majority of Continuing Directors, exchange one Common Share for each Right.

            For example, at an exercise price of $250.00 per Right, each Right not otherwise voided following an event set forth in the preceding paragraph would entitle its holder to purchase $500.00 worth of Common Shares (or other consideration, as noted above) for $250.00. Assuming that the Common Shares had a per share value of $50.00 at such time, the holder of each valid Right would be entitled to purchase ten Common Shares for $250.00. Alternatively, the Company could permit the holder to surrender each Right in exchange for stock or cash equivalent to five Common Shares (with a value of $250.00) without the payment of any consideration other than the surrender of the Right.

            In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."




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            The Purchase Price payable, and the number of Units of Preferred
Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred or Common Shares (as applicable) on the last trading date prior to the date of exercise.

            At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. That ten day redemption period may be extended by the Board of Directors, with the concurrence of a majority of Continuing Directors, so long as the Rights are still redeemable. Under certain circumstances set forth in the Rights Agreement, the decision to redeem will require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

            The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board immediately prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

            Following the Rights Dividend Declaration Date, the Rights Agreement may not be amended to (i) change the Redemption Price or the number of Preferred Share Fractions for which a Right is exercisable, (ii) reduce the Purchase Price, or (iii) shorten the Stated Expiration Date. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of



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Directors of the Company prior to the Distribution Date. After the Distribution
Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

            A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement also is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2. Exhibits.

1. Rights Agreement, entered into on November 17, 1998 to be effective as of November 21, 1998, between SPS Technologies, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) the tenth day after the Stock Acquisition Date or (ii) 10 business days (or such later date as may be fixed by the Board of Directors), following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.





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                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.



Dated: November 17, 1998                   SPS TECHNOLOGIES, INC.



                                           By:    /s/ James D. Dee
                                                  ----------------------
                                           Name:  James D. Dee
                                           Title: Vice President



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                                 EXHIBIT INDEX
                                 -------------


Exhibit              Description
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   1                 Rights Agreement entered into on November 17, 1998 to be
                     effective as of November 21, 1998, between SPS
                     Technologies, Inc., and ChaseMellon Shareholder Services,
                     L.L.C., as Rights Agent.